

Divesting assets to optimize our portfolio on the Norwegian Continental Shelf

21 November 2011

Divesting assets in Norway

- Sales consideration: USD 1 625 million including a contingent consideration of USD 100 million

- Resources[1]: 130 mmboe
  - Gas 77%
  - Liquids 23%

- Production 2011: ~ 33 000 boe/d

- Effective date Jan 1 2012

- Buyer: Centrica

Farm Down	
Kvitebjørn*	From 58.55% to 39.55%
Heimdal*	From 39.4% to 29.4%
Valemon*	From 66.78% to 53.78%
Exit	
Skirne-Byggve	10%
Fulla*	50%
Frigg-Gamma- Delta*	40%
Vale*	28.853%
Rind	37.87%

Statoil operated

1) NPD reported Reserves (class 1 - 3 which includes Kvitebjørn, Valemon, Heimdal, Vale and Skirne) as of 31.12.2010, which are corrected for estimated 2011 production, using pro-rata figures for Q4 2011

Statoil

Prioritizing our resources



Kvitebjørn
Valemon

Bergen

Fulla
Frigg Gamma/Delta
Rind
Vale
Skirne

Heimdal

Stavanger

U.K.
Norway

COS_111302_15

● Farm down ● Exits



Heimdal platform

Statoil

Transaction to support growth



Monetization and de-risking of assets with high ownership share

Divestments of non-core assets

Continued strengthening of balance sheet, geared towards growth

Focus technology, capital and people to high growth, high value areas of NCS

Kvitebjørn platform

Statoil

Attractive valuation

- Demonstrates value of gas assets and Statoil's Norwegian portfolio

- Capital freed for high value growth

- Competitive transaction metric: USD 12.5 /boe



Value (USD million)

1625[2]

850[1]

Wood Mackenzie   **Realized Value**

1)   Using WoodMac GEM base assumptions and 10% nom discount rate

2)   Includes contingent payment of USD 100 mil

Statoil

Growth opportunities on the NCS

- World class discoveries in 2011

- High impact exploration program

- Accessing high potential exploration acreage

- Focus on high value new field development

- Maximize production from legacy production assets

- Continue portfolio optimization



Statoil operated licence

Partner operated licence

Licenced area

Statoil

Continued strategic portfolio management via NCS optimisation

- Portfolio management an integral part of our business
- Demonstrate industrial value of NCS gas/condensate assets
- Enhance financial flexibility at a time of economic turbulence


Revitalise NCS with high value barrels
Continue portfolio management to enhance value creation
Create value from a superior gas position
Production above 2.5 million boe/d in 2020
Apply technology to expand in unconventionals
Build material positions in 3-5 offshore business clusters
Develop a leading global exploration company

Statoil

Significant value creation



USD bn*

Peregrino · Statoil Fuel and Retail · KKD - Oil Sands · Gassled · Centrica Transaction

* Proceeds

Investor Relations in Statoil

Investor relations Europe

Hilde Merete Nafstad	Senior Vice President	hnaf@statoil.com	+47 95 78 39 11
Anne Lene Gullen Bråten	IR Officer	angbr@statoil.com	+47 99 54 53 40
Lars Valdresbråten	IR Officer	lava@statoil.com	+47 40 28 17 89
Jesper Børs-Lind	IR Officer	jebl@statoil.com	+47 91 75 64 64
Erik Gonder	IR Officer	ergon@statoil.com	+47 99 56 26 11
Kristin Allison	IR Assistant	krall@statoil.com	+47 91 00 78 16

Investor relations USA & Canada

Morten Sven Johannessen	Vice President	mosvejo@statoil.com	+1 203 570 2524

For more information: www.statoil.com

Statoil

Forward looking statements

This presentation contains certain forward-looking statements that involve risks and uncertainties. In some cases, we use words such as "ambition", "believe", "continue", "could", "estimate", "expect", "focus", "intend", "likely", "may", "outlook", "plan", "should", "will" and similar expressions to identify forward-looking statements. All statements other than statements of historical fact, including, among others, statements regarding future financial position, results of operations and cash flows; changes in the fair value of derivatives; future financial ratios and information; future financial or operational portfolio or performance; future market position and conditions; business strategy; growth strategy; future impact of accounting policy judgments; sales, trading and market strategies; market outlook and future economic projections and assumptions; competitive position; projected regularity and performance levels; expectations related to our recent transactions and projects, such as the divestment of 24.1% of our stake in Gassled, the Pazflor development in Angola, the Eagle Ford joint venture, the proposed Brigham acquisition and the Aldous/Avaldness discovery; completion and results of acquisitions, disposals and other contractual arrangements; reserve information; future margins; projected returns; future levels, timing or development of capacity, reserves or resources; future decline of mature fields; planned turnarounds and other maintenance (and the effects thereof); oil and gas production forecasts and reporting; growth, expectations and development of production, projects, pipelines or resources; estimates related to production and development levels and dates; operational expectations, estimates, schedules and costs; exploration and development activities, plans and expectations; projections and expectations for upstream and downstream activities; oil, gas, alternative fuel and energy prices; oil, gas, alternative fuel and energy supply and demand; natural gas contract prices; timing of gas off-take; renewable energy production, industry outlook and carbon capture and storage; new organisational structure and policies; technological innovation, implementation, position and expectations; future energy efficiency; projected operational costs or savings; projected unit of production cost; our ability to create or improve value; future sources of financing; exploration and project development expenditure; effectiveness of our internal policies and plans; our ability to manage our risk exposure; our liquidity levels and management; estimated or future liabilities, obligations or expenses and how such liabilities, obligations and expenses are structured; expected impact of currency and interest rate fluctuations; expectations related to contractual or financial counterparties; capital expenditure estimates and expectations; projected outcome, objectives of management for future operations; impact of PSA effects; projected impact or timing of administrative or governmental rules, standards, decisions, standards or laws (including taxation laws); estimated costs of removal and abandonment; estimated gas transport commitments and future impact of legal proceedings are forward-looking statements. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described above in "Risk update".

These forward-looking statements reflect current views about future events and are, by their nature, subject to significant risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including levels of industry product supply, demand and pricing; price and availability of alternative fuels; currency exchange rates; the political and economic policies of Norway and other oil-producing countries; EU directives; general economic conditions; political stability and economic growth in relevant areas of the world; global political events and actions, including war, terrorism and sanctions; changes or uncertainty in or non-compliance with laws and governmental regulations; the timing of bringing new fields on stream; an inability to exploit growth opportunities; material differences from reserves estimates; unsuccessful drilling; an inability to find and develop reserves; ineffectiveness of crisis management systems; adverse changes in tax regimes; the development and use of new technology; geological or technical difficulties; operational problems; operator error; inadequate insurance coverage; the lack of necessary transportation infrastructure when a field is in a remote location; the actions of competitors; the actions of field partners; the actions of governments (including the Norwegian state as majority shareholder); counterparty defaults; natural disasters and adverse weather conditions and other changes to business conditions; an inability to attract and retain personnel; the ability of Statoil to complete the transactions contemplated by the Brigham merger agreement; the timing of the Brigham tender offer and the subsequent merger; the possibility that various conditions to the consummation of the Brigham tender offer or the subsequent merger may not be satisfied or waived; relevant governmental approvals; industrial actions by workers and other factors discussed elsewhere in this report. Additional information, including information on factors that may affect Statoil's business, is contained in Statoil's Annual Report on Form 20-F for the year ended December 31, 2010, filed with the U.S. Securities and Exchange Commission, which can be found on Statoil's website at www.statoil.com.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of this report, either to make them conform to actual results or changes in our expectations.

Statoil

Additional

This communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of Brigham Exploration Company or any other securities. Statoil ASA and Brigham Acquisition Inc. have filed a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, with the United States Securities and Exchange Commission (the "*SEC*"). The offer to purchase shares of Brigham common stock (the "*Offer*") will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed with such Schedule TO. INVESTORS AND STOCKHOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT, AS FILED AND AS IT MAY BE AMENDED FROM TIME TO TIME, AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS FILED AND AS IT MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION REGARDING THE OFFER. The solicitation/recommendation statement on Schedule 14D-9 has been filed with the SEC by Brigham. Investors and stockholders may obtan a free copy of these statements (when available) and other documents filed with the SEC free of charge at the website maintained by the SEC at www.sec.gov or by directing such requests to Innisfree M&A Incorporated at (877) 687-1875.

Statoil